

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 27, 2010

Via U.S. Mail and Fax (817) 665-5004
Mr. Philip Cook
Chief Financial Officer
Quicksilver Resources Inc.
777 West Rosedale Street
Fort Worth, TX 76104

      Re: **Quicksilver Resources Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 15, 2010

               Form 10-Q for the Quarterly Period Ended June 30, 2010
               Filed August 9, 2010
               File No. 1-14837

Dear Mr. Cook:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

               Sincerely,

               /s/ Brad Skinner

               Brad Skinner
               Senior Assistant Chief Accountant